UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Timios National Corporation
(f/k/a Homeland Security Capital Corporation)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15100R-107

(CUSIP Number)

December 4, 2013

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

Cusip No.            15100R-107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YA Global Investments, L.P. (13-4150836)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 6,253,097
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 6,253,097
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,253,097[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9): 73.0%[2]
12.	Type of Reporting Person (See Instructions): PN

[1] Includes an aggregate of 36,991 shares of Timios National Corporation (the “Issuer”) common stock, par value $0.001 per share (the “Common Stock”), and 1,989,154 shares of Issuer Series J Preferred Stock, par value $0.01 per share (the “Preferred Stock”). On November 27, 2013 (the “Notice Date”) Yorkville Advisors, LLC, (“Yorkville”), the Investment Manager to YA Global Investments, L.P. (“YA Global”) delivered to the Issuer a notice of its waiver of the Beneficial Ownership Limitations pursuant to Section 4.11 of the Certificate of Designation, Preferences, and Rights of Series J Preferred Stock (the “Certificate of Designation”) and therefore will be effective on January 31, 2014, sixty-five (65) days from the Notice Date (the Effective Date”). After the Effective Date, YA Global would be entitled to convert into 6,216,106 Shares of Common Stock of the Issuer. The holders of Preferred Stock vote with the holders of Common Stock on an as-converted basis and as a single class on all matters presented to the holders of Common Stock.

[2] The calculation is based 8,567,705 Shares of Common Stock issued and outstanding by the Issuer, which is based on the following (i) 2,351,599 shares of Common Stock of the Issuer on a converted basis of the Issuer as of November 8, 2013 as reported in the Issuer’s Form 10-Q of the Issuer for the quarterly period ended September 30, 2013, filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2013 and (ii) 6,216,106 Shares of Common Stock of the Issuer on an as-converted basis of the Issuer, which YA Global would be entitled to convert into after the Effective Date.

Item 1.

(a)	Name of Issuer: Timios National Corporation (f/k/a/ Home Land Security Corporation)

(b)	Address of Issuer’s Principal Executive Offices:

4601 Fairfax Drive, Suite 1200

Arlington, VA 22203

Item 2. Identity and Background.

(a)	Name of Person Filing: YA Global Investments, L.P.

(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:

1012 Springfield Ave.
Mountainside, NJ 07092

(c)	Citizenship: Cayman Islands

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

(e)	Cusip Number: 15100R-107

Item 3. If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or
(j)	☐	Group, in accordance with 240.13d(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,253,097[3]

(b)	Percentage of Class: 73.0%[4]

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 6,253,097

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 6,253,097

(iv)	Shared power to dispose or to direct the disposition: 0

[3] See Footnote #1 above.

[4] See Footnote #2 above.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of more than five percent on Behalf of Another Person.

YA Global Investments, L.P. (“YA Global”) currently holds 36,991 shares of Common Stock of the Issuer and 1,989,154 shares of Series J Preferred Stock of the Issuer, which is convertible into Shares of Common Stock pursuant to Section 4.1 of the Certificate of Designation, Preferences, and Rights of Series J Preferred Stock of the Issuer (the “Certificate of Designation”). On November 27, 2013 (the “Notice Date”), Yorkville Advisors, LLC, (“Yorkville”), the Investment Manager to YA Global delivered to the Issuer a notice of its waiver of the Beneficial Ownership Limitations pursuant to Section 4.11 of the Certificate of Designation and therefore would be effective on January 31, 2014, sixty-five (65) from the Notice Date. (the “Effective Date”). After the Effective Date, YA Global would be entitled to convert into 6,216,106 Shares of Common Stock of the Issuer on an as-converted basis. Therefore along with its current holdings of 36,991 Shares of Common Stock of the Issuer and the 6,216,106 Shares of Common Stock of the Issuer YA Global will be entitled to convert into after the Effective Date on an as-converted basis, YA Global would be the beneficial holder of 6,253,097 Shares of Common Stock of the Issuer or 73.0% of the outstanding Shares of Common Stock of the Issuer. As the Investment Manager of YA Global, Yorkville may be deemed to beneficially own the same amount of shares of Common Stock beneficially owned by YA Global. As the president of Yorkville, the investment manager to YA Global, and as the portfolio manager to YA Global, Mark Angelo (“Angelo”) may be deemed to beneficially own the same amount of shares of Common Stock beneficially owned by YA Global.

Angelo directly owns 13 shares of Common Stock of the Issuer. YA Global may be deemed to beneficially own the 13 shares of Common Stock beneficially owned by Angelo, as he is the president of Yorkville, which is the investment manager to YA Global and the portfolio manager to YA Global. Yorkville Advisors may be deemed to beneficially own the 13 shares of Common Stock beneficially owned by Angelo, as he is the president and Managing Member of Yorkville.

Item 7.	Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Member Group

See Item #7

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Additional Information:

Except for the 13 shares of Common Stock beneficially owned by Angelo, the other Reporting Persons disclaim beneficial ownership of these securities except to the extent of his or its pecuniary interest, and its report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for the purpose of Section 16 or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSON:

/s/ Steven S. Goldstein, Esq.	Date:	12/4/13
By: Steven S. Goldstein, Esq.
Yorkville Advisors, LLC
Its: Chief Compliance Officer
As: Investment Manager
To: YA Global Investments, L.P.

/s/ Steven S. Goldstein, Esq.	Date:	12/4/13
By: Steven S. Goldstein, Esq.
Yorkville Advisors, LLC
Its: Chief Compliance Officer

/s/ Mark Angelo	.Date:	12/4/13
By: Mark Angelo